02060353

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude Resources Ltd.

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

02 NOV 19

November 11, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #127 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

P

12/12

St. Jude RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

NEWS RELEASE

" Private Placement "

Vancouver, November 11, 2002, St. Jude Resources Ltd. ("St. Jude" or the "Company") (SJD-TSX Venture) is pleased to announce that, subject to regulatory approval, it has entered into an agreement with Haywood Securities Inc. ("Haywood"), on behalf of a group of investment dealers, pursuant to which, St. Jude will sell up to 4,000,000 units ("Units") at CDN$0.75 per Unit ("Unit Price") for gross proceeds of up to CDN $3,000,000. This transaction is expected to close on or before November 27, 2002 ("Closing Date").

Each Unit will consist of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of St. Jude at a price of CDN$0.90 for a period of eighteen months following Closing Date. The Company has also agreed to an over-subscription option of up to an additional 2,667,000 Units at the same Unit Price, for up to an additional CDN$2,000,000 in gross proceeds. The over-subscription option is exercisable up to two days prior to the Closing Date.

The Company has agreed to pay the agents a commission of 7% of the gross proceeds of the private placement, payable upon closing. In addition, the Company has agreed to issue an option to the agents to acquire 10% of the number of Units, to be issued by the Company with an exercise price set at CDN$0.86.

All shares issued in this private placement will be subject to the standard hold period imposed by Exchange Policies. The proceeds of this private placement will be applied towards advancing the Company's Hwini-Butre and South Benso deposits to the feasibility stage and for general working capital purposes.

The company is committed to the development of our advanced gold projects and to the acquisition and exploration of other high quality gold properties in West Africa. For more information on St. Jude and its projects, interested parties are invited to visit the company's website at www.stjudegold.com.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566